SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 28766; File No. 812-13449]

X Exchange-Traded Funds, Inc., _et al_.; Notice of Application

June 11, 2009

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application to amend a prior order under section 6(c) of the Investment

Company Act of 1940 ("Act") granting an exemption from sections 2(a)(32), 5(a)(1), 22(d), and

24(d) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for an

exemption from sections 17(a)(1) and 17(a)(2) of the Act.

Summary of Application: Applicants request an order to amend a prior order that permits: (a)

series of open-end management investment companies to issue shares ("Shares") redeemable

only in large aggregations ("Creation Units"); (b) secondary market transactions in the Shares to

occur at negotiated prices; (c) dealers to sell Shares to purchasers in the secondary market

unaccompanied by a prospectus when prospectus delivery is not required by the Securities Act of

1933 ("Securities Act"); and (d) certain affiliated persons of the series to deposit securities into,

and receive securities from, the series in connection with the purchase and redemption of

Creation Units ("Prior Order").[1] Applicants seek to amend the Prior Order in order to provide

that (a) a series will invest at least 80%, rather than 90%, of its total assets in the component

securities ("Component Securities") of its underlying index ("Underlying Index"); (b) the

Underlying Index may be reconstituted and rebalanced no more frequently than on a monthly,

rather than on a quarterly, basis ("Monthly Reconstitution"); and (c) the Indicative Optimized

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[1] HealthShares, Inc., et al., Investment Company Act Release Nos. 27553 (November 16, 2006) (notice) and 27594 (December 7, 2006) (order), as amended by HealthShares, Inc., et al., Investment Company Act Release Nos. 27916 (July 27, 2007) (notice) and 27930 (August 20, 2007) (order).

Portfolio Value (as defined below) may be calculated and disseminated by a national securities exchange ("Exchange") or by a major market data vendor. Applicants also seek to amend the Prior Order to delete the relief granted in the Prior Order from section 24(d) of the Act and revise the applications on which the Prior Order was issued ("Prior Applications") accordingly and to amend the terms and conditions of the Prior Applications with respect to certain disclosure requirements.

Applicants: X Exchange-Traded Funds, Inc. ("X Funds"); XShares Advisors LLC (formerly, X-Shares Advisors, LLC) (the "Advisor"); XShares Group, Inc. (formerly, Ferghana-Wellspring LLC); and TDX Independence Funds, Inc. (formerly, TDAX Funds, Inc.) ("TDX Funds").

Filing Dates: The application was filed on November 9, 2007, and amended on April 1, 2008, January 27, 2009 and April 20, 2009.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on July 6, 2009 and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: Attn. David W. Jaffin, 420 Lexington Avenue, Suite 2550, New York, NY 10170, and Domenick Pugliese, Esq., Paul, Hastings, Janofsky & Walker LLP, Park Avenue Tower, 75 East 55th Street, New York, NY 10022.

For Further Information Contact: Deepak T. Pai, Senior Counsel, at (202) 551-6876 or Mary

Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of

Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's Web site by searching for the file

number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm

or by calling (202) 551-8090.

Applicants' Representations:

1.   TDX Funds, organized as a Maryland corporation, is registered under the Act as

an open-end management investment company and is comprised of five series. X Funds,

organized as a Maryland corporation, is an open-end management investment company and is

comprised of two series, including the Nations Large Cap Enhanced Covered Call ETF (the

"Nations Fund"). The Advisor, a Delaware limited liability company, is registered as an

investment adviser under the Investment Advisers Act of 1940 and serves or will serve as

investment adviser to the Funds (defined below). XShares Group, Inc., a Delaware corporation,

is the parent company of the Advisor.

2.   Applicants currently are permitted to offer series that operate pursuant to the Prior

Order, as well as series that may be created in the future and are advised by the Advisor or an

entity controlled by or under common control with the Advisor and that comply with the terms

and conditions of the Prior Order ("Future Funds," together with the TDX Funds and X Funds,

the "Funds"). Applicants state that all representations and conditions contained in the Prior

Applications would apply to the Funds, except as described in the current application, as

summarized in this notice.

3.　　Applicants state that the Nations Fund requires the requested relief in order to operate in accordance with its intended investment strategy. The Nations Fund employs a "passive management" investment strategy designed to track the performance, before fees and expenses, of the NationsShares Large Cap Enhanced Covered Call Index (the "NationsShares Index"). The Prior Order provides that each Fund would invest at least 90% of its total assets in Component Securities of its Underlying Index. Applicants wish to amend the Prior Order to provide that each Fund, including the Nations Fund, must invest at least 80% of its total assets in the Component Securities and investments that have economic characteristics that are substantially identical to the economic characteristics of the Component Securities of its Underlying Index. Under this approach, the Nations Fund may invest up to 20% of its assets in certain futures, options and swap contracts, as well as cash and cash equivalents. Applicants expect that the returns of a Fund should continue to be highly correlated with the returns of its Underlying Index, expecting that the correlation coefficient between a Fund and its Underlying Index will at least be 95% over extended periods.

4.　　In the Prior Order, the specific criteria for determining the Component Securities in each Underlying Index (the "Index Composition Methodology") provides that the Underlying Indexes will be reconstituted no more frequently than quarterly. The Nations Fund seeks to replicate the NationsShares Index, an index that is reconstituted monthly. Applicants seek to amend the Prior Order to permit the Funds to use an Underlying Index that may be reconstituted as frequently as monthly. Applicants believe that the Monthly Reconstitution will not have any impact on the operation of the Funds or the efficiency of the Funds' arbitrage mechanism. Because the Index Composition Methodology is published and transparent, and because any changes to the Index Composition Methodology must be published 60 days in advance of implementation, information about the current constituents of each Underlying Index, and potential changes to the list of current constituents as a result of any reconstitution, will be readily ascertainable by market participants.

5.   The Prior Order currently represents that the Indicative Optimized Portfolio Value ("IOPV") will be calculated and disseminated widely every 15 seconds by the Exchange.[2] Applicants seek to amend the Prior Order to permit the calculation and/or dissemination of the IOPV either by the Exchange or by a major market data vendor. The IOPV will be calculated by the Exchange or a major market data vendor every 15 seconds during the Exchange's regular trading hours and disseminated every 15 seconds by such entity. Applicants contend that this will provide the Fund with additional flexibility to engage vendors with the appropriate expertise and resources to most accurately and efficiently calculate and disseminate the Fund's IOPV. Applicants believe that the IOPV will have visibility comparable to that which would be obtained had it been calculated by the Exchange. In either case, the IOPV will continue to be disseminated on the consolidated tape.

6.   Applicants seek to amend the terms and conditions of the Prior Applications to provide that all representations and conditions contained in the Prior Applications that require a Fund to disclose particular information in the Fund's prospectus ("Prospectus") and/or annual report shall be effective with respect to the Fund until the time that the Fund complies with the disclosure requirements adopted by the Commission in Investment Company Act Release No.

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[2] As described in the Prior Applications, the IOPV represents the sum of the current value of the Deposit Securities and the estimated Cash Requirement, on a per Share basis. The "Deposit Securities" are the securities that have been selected by the Advisor or Sub-Advisor to correspond generally to the performance of the relevant Underlying Index. The "Cash Requirement" is the cash payment needed to equalize any differences between the market value of the Deposit Securities per Creation Unit and the net asset value ("NAV") per Creation Unit.

28584 (Jan. 13, 2009) ("Summary Prospectus Rule"). Applicants state that such amendment is warranted because the Commission's amendments to Form N-1A with regard to exchange-traded funds as part of the Summary Prospectus Rule reflect the Commission's view with respect to the appropriate types of prospectus and annual report disclosures for an exchange-traded fund.

7.   Applicants also seek to amend the Prior Order to delete the relief granted from section 24(d) of the Act. Applicants state that the deletion of the exemption from section 24(d) that was granted in the Prior Order is warranted because the adoption of the Summary Prospectus Rule should supplant any need by a Fund to use a product description ("Product Description"). The deletion of the relief granted with respect to section 24(d) of the Act from the Prior Order will also result in the deletion of related discussions in the Prior Applications, revision of the Prior Applications to delete references to Product Descriptions including in the conditions, and the deletion of condition 7 of the Prior Order.

Applicants' Conditions:

Applicants agree that any amended order of the Commission granting the requested relief will be subject to the same conditions as those imposed by the Prior Order, except for condition 7 to the Prior Order, which will be deleted, and conditions 2 and 5, which are revised as follows: [3]

Condition 2.   Each Fund's Prospectus will clearly disclose that, for the purposes of the Act, Shares are issued by the Funds and that the acquisition of Shares by investment companies is subject to the restrictions of section 12(d)(1) of the Act, except as permitted by an exemptive order that permits registered investment companies to invest in a Fund beyond the limits of

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[3] All representations and conditions contained in the application and the Prior Applications that require a Fund to disclose particular information in the Fund's Prospectus and/or annual report shall remain effective with respect to the Fund until the time that the Fund complies with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009). Defined terms used in the following conditions that are not otherwise defined in this notice or the application have the same meanings as in the Prior Applications.

section 12(d)(1), subject to certain terms and conditions, including that a registered investment company enter into an agreement with the Fund regarding the terms of the investment.

Condition 5.   The website maintained for the Corporation, which is and will be publicly accessible at no charge, will contain the following information, on a per Share basis, for each Fund: (a) the prior Business Day's NAV and the Bid/Ask Price and a calculation of the premium or discount of the Bid/Ask Price at the time of calculation of the NAV against such NAV; and (b) data in chart format displaying the frequency distribution of discounts and premiums of the daily Bid/Ask Price against the NAV, within appropriate ranges, for each of the four previous calendar quarters.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Florence E. Harmon
Deputy Secretary